December 15, 2010


Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549


Re:  NASB Financial, Inc.
     Form 10-K for fiscal year ended September 30, 2009
     File Number: 000-24033


Dear Sir or Madam:

This letter is in response to your letter dated November
18, 2010. We have completed our Form 10-K filing for the fiscal year ended September 30, 2010. We are preparing our response to your letter and plan to respond by December 23, 2010.

If you have additional questions or comments, you may contact me via telephone at 816-765-2200 or via e-mail at rnyhus@nasb.com.


Sincerely,

/s/ Rhonda Nyhus

Rhonda Nyhus
Vice President and Treasurer